UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One): [] Form lO-K []Form 20-F []Form ll-K [X]Form l0-Q []Form N-SAR

                                                      SEC FILE NUMBER: 0-5186
                                                                       -------
                                                      CUSIP NUMBER: 670818 10 3
                                                                   -----------
          For Period Ended: December 31, 2001
                            ------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form Il-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I--REGISTRANT INFORMATION

                           OCG Technology, Inc.
                         -----------------------
                         Full Name of Registrant


                         -------------------------
                         Former Name if Applicable


                      56 Harrison Street, Suite 501
         -------------------------------------------------------
        Address of Principal Executive Office (Street and Number)

                       New Rochelle, New York 10801
                       ----------------------------
                         City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
 [X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The financial statements of OCG Technology, Inc. (the "Registrant") will not be completed by February 14, 2002, the last day for a timely filing of its Quarterly Report on Form 10-QSB for the period ended December 31, 2001, pursuant to Rule O-3 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     As a result of delays in obtaining certain data necessary for Registrant to timely complete the financial statements of the Registrant, the Registrant's independent accountants, Arthur Yorkes & Company will not have sufficient time to complete their quarterly review to enable the Registrant to timely file its Quarterly Report on Form 10-QSB by February 14, 2002, for the quarter ended December 31, 2001.


                                               (Attach Extra Sheets if Needed)

                                                               SEC 1344 (6/94)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Edward C. Levine            914                 576-8457
     ------------------------  -------------        ----------------
           (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
    thereof?                                           [ ] Yes [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

===============================================================================

                            OCG Technology, Inc.
                  ------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:      February 13, 2002               By: /s/ Edward C. Levine, President
      -------------------------------          --------------------------------



                           EXHIBIT A


                  Arthur Yorkes & Company LLP
                      15 West 39th Street
                      New York, NY  10018
                          212-764-8888
                       Fax:  212-819-1465



February 13, 2002

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, DC  20549

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25 (c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of
Part II of Form 12b-25.

We are the independent auditors of OCG Technology, Inc. (The "Registrant"). The Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort or expense, its quarterly Report on Form 10-QSB for the quarter ended December 31, 2001 because our Firm has not yet completed our review of the financial statements of the Registrant for the quarter ended December 31, 2001.

We hereby advise you that we have read the statements made by the Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein.

Very truly yours,


/s/ Arthur Yorkes & Company LLP.
--------------------------------
ARTHUR YORKES & COMPANY LLP.
Certified Public Accountants